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18007093

SEC
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Section
APR 24 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 24784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Certigroup, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8302 Gulf of Mexico Blvd.
(No. and Street)

Marathon (City) FL (State) 33050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Werbner 800-324-6982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat, Schertzer, De La Torre, Taraboulous, & Company
(Name – *if individual, state last, first, middle name*)

9300 S. Dadeland Blvd. (Address) Miami (City) FL (State) 33156 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman Werbner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Certigroup, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JO ANN SAUNDERS NOTARY My Comm. Expires November 2019 No. FF 914021 PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Review report of independent registered public accounting firm on exemption provision

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIGROUP, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2017

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Certigroup, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Certigroup, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Certigroup, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Certigroup, Inc.'s management. Our responsibility is to express an opinion on Certigroup, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Certigroup, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Miami
9300 S. Dadeland Blvd.
Suite 600
Miami, FL 33156
Tel: 305.670.3370
Fax: 305.670.3390

Homestead and the Keys
10 NE 18th Street
Homestead, FL 33030
Tel. 305.245.0440
Fax: 305.245.0049

Weston
1625 N. Commerce Parkway
Suite 315
Weston, FL 33326
Tel: 954.485.5788
Fax: 954.485.8988

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Supplemental Information

The supplementary information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of Certigroup, Inc.'s financial statements. The supplemental information is the responsibility of Certigroup, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We were engaged as Certigroup, Inc.'s auditor in 2017.

Miami, Florida

February 17, 2018

CERTIGROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	41,204
Investments in certificates of deposit		435,845
Accounts receivable		11,083
Furniture and fixtures, net of accumulated depreciation of $4,420		530
TOTAL ASSETS	$	488,662
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Subordinated loans payable	$	350,000
Non-interest bearing loan payable to stockholder		30,000
TOTAL LIABILITIES		380,000
STOCKHOLDER'S EQUITY:		
Common stock, $.10 par value; authorized, issued and outstanding 100,000 shares		10,000
Retained earnings		98,662
TOTAL STOCKHOLDER'S EQUITY		108,662
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	488,662

The accompanying notes are an integral part of these financial statements.

CERTIGROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Management fees	$ 140,796
Commissions	7,475
Interest income	6,394
TOTAL REVENUES	154,665
OPERATING EXPENSES:	
Interest expense	63,000
Communications and data processing	4,147
Occupancy expense	3,600
Other operating expenses	61,171
TOTAL OPERATING EXPENSES	131,918
NET INCOME	$ 22,747

The accompanying notes are an integral part of these financial statements.

CERTIGROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock		Retained	Stockholder's
	Shares	Amount	Earnings	Equity
Balance - January 1, 2017	100,000	$ 10,000	$ 120,915	$ 130,915
Distribution to stockholder	-	-	(45,000)	(45,000)
Net income	-	-	22,747	22,747
Balance - December 31, 2017	100,000	$ 10,000	$ 98,662	$ 108,662

The accompanying notes are an integral part of these financial statements.

CERTIGROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	22,747
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		354
Changes in assets and liabilities:		
Decrease in investments in certificates of deposit		35,409
Decrease in accounts receivable		2,306
NET CASH PROVIDED BY OPERATING ACTIVITIES		60,816
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distribution to stockholder		(45,000)
Decrease in loan payable to stockholder		(5,000)
NET CASH USED IN FINANCING ACTIVITIES		(50,000)
INCREASE IN CASH		10,816
CASH AND CASH EQUIVALENTS - BEGINNING		30,388
CASH AND CASH EQUIVALENTS - ENDING	$	41,204
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$	63,000

The accompanying notes are an integral part of these financial statements.

CERTIGROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE I)

AS OF DECEMBER 31, 2017

NET CAPITAL:		
Total stockholders' equity	$	108,662
Add: Liabilities subordinated to claims of general creditors		350,000
Total Capital and Allowable Subordinated Loans		458,662
Less: Non-Allowable Assets and Other Deductions:		
Accounts receivable		11,083
Furniture and fixtures, net		530
TOTAL NON-ALLOWABLE ASSETS AND OTHER DEDUCTIONS		11,613
Net Capital Before Haircuts on Security Positions	$	447,049
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Exempted Securities		15,000
Total Haircuts on Security Positions		15,000
Net Capital	$	432,049

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report

See independent registered public accounting firm's report regarding supplementary information.

CERTIGROUP, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Texas on February 28, 1980 under the name of Norman Werbner Investments, Inc. The Company changed its name effective January 13, 1998 to Certigroup, Inc. The Company's primary source of revenue is from the placement of certificate of deposits and the management of portfolios.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The Company records an allowance for uncollectible accounts receivable when management determines that full collection may be doubtful. Management is not aware of any significant concentrations of credit or market risk related to accounts receivable or other financial instruments reported in these financial statements. Management has determined that no allowance for doubtful accounts is required at December 31, 2017.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1) which requires that the Company maintain a minimum net capital, as defined.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which is five years.

The costs of maintenance and repairs of furniture and fixtures are charged to expense as incurred. Costs of renewals and betterments are capitalized in the asset accounts. When furniture and fixtures are replaced, retired, or otherwise disposed of, the cost of such furniture and fixtures and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Cash and Cash Equivalents

The Company considers highly liquid instruments purchased with an original maturity of one year or less or bank certificates of deposits which can be redeemed prior to maturity without significant penalty to be cash equivalents. The Company maintains its bank account at one financial institutions. This account is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2017, the Company had no deposits in excess of federally insured limits.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2017 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2017.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as an S Corporation. As an S Corporation, the Company's stockholder is responsible for all federal and state income taxes. Accordingly, no provision for income taxes is presented in the accompanying financial statements. The Company files its returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore, the current year and the three preceding years remain subject to examination as of December 31, 2017.

NOTE 3. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $250,000. At December 31, 2017, the Company's net capital was $432,049, which was $182,049 in excess of its required net capital of $250,000. At December 31, 2017, the Company's net capital ratio was .1648 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, investments in certificates of deposit, accounts receivable, and loan payable to stockholder approximate fair value due to the short-term nature of these accounts.

In accordance with generally accepted accounting principle (GAAP), fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability.

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted market prices included within Level 1 that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Certificates of Deposit owned at December 31, 2017, as shown in the accompanying financial statements are valued at market prices. Valuation adjustments are not applied. Accordingly, these securities are generally categorized in level 1 of the fair value hierarchy.

CERTIGROUP, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

NOTE 5. ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2017 are as follows:

Fees receivable from customers	$ 11,083

Fees receivable due from customers are uncollateralized earned fees arising from the Company's normal operations. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for doubtful accounts considered necessary.

NOTE 6. FURNITURE AND FIXTURES, NET

	Estimated Useful Lives (Years)	
Furniture and fixtures	5	$ 4,950
Less: accumulated depreciation		4,420
Furniture and fixtures, net		$ 530

Depreciation expense amounted to $354 for the year ended December 31, 2017.

NOTE 7. COMMITMENTS

The Company is presently renting storage space from the sole stockholder under a month to month lease. Current rental is $300 per month.

Rent expense for the year ended December 31, 2017 amounted to $3,600.

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 17, 2018, the date the financial statements were available to be issued.

NOTE 9. OTHER MATTERS

Management fees which comprise 91% of total revenues are from one customer under an agreement dated February, 2004. This agreement can be terminated by either party with 90 days written notice.

NOTE 10. SUBORDINATED LOANS PAYABLE

On June 17, 1998, Norman Werbner, the sole stockholder and President of the Company, entered into a subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner loaned the Company $100,000. The NASD accepted the provisions of the subordinated loan agreement. On November 4, 2016, with the approval of the proper regulatory authorities, the maturity date was extended until December 31, 2020. Interest on this subordinated debenture is 18% per annum and is payable monthly.

On November 29, 2004, Mr. Werbner entered into an additional subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner loaned the Company an additional $250,000. The NASD accepted the provisions of this subordinated loan agreement for equity capital effective December 15, 2004. On November 4, 2016, with the approval of the proper Regulatory authorities, the maturity date was extended until December 31, 2020. Interest on this subordinated loan is 18% per annum and is payable monthly.

NOTE 11. RELATED PARTY TRANSACTIONS

On November 12, 2012, the Company entered into a marketing agreement with an affiliated entity, whereby the Company agreed to pay for certain expenses for the development of a certain product owned by the affiliate in exchange for potential future revenues to be generated by the sales of this product. The agreement provides for the Company to receive certain sums plus reimbursement of expenses based on revenues generated by sales of this product. As of December 31, 2017, no revenues have been generated by the sale of this product. During the year ended December 31, 2017, the Company incurred expenses for legal fees and engineering costs totaling $12,576, which are included in the Company's statement of operations in the caption "Other Operating Expenses". The Company can elect not to pay future development costs, in which case, it would forfeit its rights to future payments to be received under this agreement.

CERTIGROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE I) (Continued)

AS OF DECEMBER 31, 2017

AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Loan payable to stockholder	$ 30,000
TOTAL AGGREGATE INDEBTEDNESS	$ 30,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 2,000
Minimum Net Capital Requirement	$ 250,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 182,049
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 132,049
Percentage of aggregate indebtedness to net capital	16.48%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-applicable

See independent registered public accounting firm's report regarding supplementary information.

CERTIGROUP, INC.

STATEMENT ON EXEMPTION FROM THE COMPUTATION
FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE II)

AS OF DECEMBER 31, 2017

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2017.

See independent registered public accounting firm's report regarding supplementary information.

CERTIGROUP, INC.

STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE III)

AS OF DECEMBER 31, 2017

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2017.

See independent registered public accounting firm's report regarding supplementary information.

CERTIGROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
(SCHEDULE IV)

FOR THE YEAR ENDED DECEMBER 31, 2017

Balance, Beginning of Year	$ 350,000
Additions	-
Decreases	-
Balance, End of Year	$ 350,000

See independent registered public accounting firms' report regarding supplementary information.

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which Certigroup, Inc. identified the following provisions of 17 § C.F.R. 15c3-3(k) under which Certigroup, Inc. claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (i) and Certigroup, Inc. stated that Certigroup, Inc. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Certigroup, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Certigroup, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KABAT, SCHERTZER, DE LA TORRE, TARABOULOS & Co.

Miami, Florida

February 17, 2018

Miami
9300 S. Dadeland Blvd.
Suite 600
Miami, FL 33156
Tel: 305.670.3370
Fax: 305.670.3390

Homestead and the Keys
10 NE 18th Street
Homestead, FL 33030
Tel. 305.245.0440
Fax: 305.245.0049

Weston
1625 N. Commerce Parkway
Suite 315
Weston, FL 33326
Tel: 954.485.5788
Fax: 954.485.8988

CERTIGROUP, INC.

Exemption Report Pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2017

Certigroup, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of the Company's knowledge and belief, the Company states the following:

Certigroup, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2017, without exception.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.

____

Norman Werbner, President

CERTIGROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (SCHEDULE I)

AS OF DECEMBER 31, 2017

NET CAPITAL:		
Total stockholders' equity	$	108,662
Add: Liabilities subordinated to claims of general creditors		350,000
Total Capital and Allowable Subordinated Loans		458,662
Less: Non-Allowable Assets and Other Deductions:		
Accounts Receivable		11,083
Furniture and fixtures, net		530
TOTAL NON-ALLOWABLE ASSETS AND OTHER DEDUCTIONS		11,613
Net Capital Before Haircuts on Security Positions	$	447,049
Less: Haircuts on Securities, Computed, where Applicable,		
Pursuant to 15c3-1(f):		
Exempted Securities		15,000
Total Haircuts on Security Positions		15,000
Net Capital	$	432,049

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report

See independent registered public accounting firm's report regarding supplementary information.